UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                  Appliance Recycling Centers of America, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    03814F205
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                                  Cusip Number

                                Norman H. Pessin
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                         366 Madison Avenue, 14th Floor
                               New York, NY 10017
                                  212-661-2670

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 2008
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 2
CUSIP No. 03814F205
Schedule 13D

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     1) SEP IRA FBO Norman H. Pessin ###-##-####
     2) Sandra F. Pessin ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    1) 187,904
                    2) 21,633
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON          1) 187,904
     WITH           2) 21,633
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1) 187,904
     2) 21,633
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1) 4.10%
     2) 0.47%
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14   TYPE OF REPORTING PERSON*

     1) IN
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

PAGE 3
CUSIP No.  03814F205
Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $ par value (the "Common Stock"), of Appliance Recycling Centers of America, Inc., (the "Issuer"), whose principal executive offices are located at 7400 Excelsior Boulevard, Minneapolis, Minnesota 55426-4517

Item 2. Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and Sandra F. Pessin Certain information with respect to each Reporting Person is set forth below:

   Name and Address:            1)    Norman H. Pessin
                                      366 Madison Avenue,
                                      14th Floor
                                      New York, NY  10017

                                2)    Sandra F. Pessin
                                      366 Madison Avenue,
                                      14th Floor
                                      New York, NY 10017

   Principal Occupation:        1) Retired
                                2) Housewife

   Criminal convictions:        1) None
                                2) None

   Civil proceedings:           1) None
                                2) None

   Citizenship:                 1) United States
                                2) United States

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purposes of the Transactions

The purpose of the acquisitions of securities is investment. The Reporting Persons reserve the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

Item 5. Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 187,904 shares of common stock of the issuer, constituting 4.10% of the outstanding shares thereof.

Sandra F. Pessin owns 21,633 shares of common stock of the issuer, constituting 0.47% of the outstanding shares thereof.

PAGE 4
CUSIP No.  03814F205

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SEP IRA F/B/O Norman H.Pessin


                                    By: /s/ Norman H. Pessin
                                        ------------------------------
                                          Norman H. Pessin

                                        /s/ Sandra F. Pessin
                                        ------------------------------
                                          Sandra F. Pessin

December 1, 2008